VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

GALIANO GOLD INC. (formerly Asanko Gold Inc.)
(the "Company")

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general and special meeting of the Company held on April 30, 2020 (the "Meeting").  Attendance at the Meeting was nil Shares represented and voted in person and 170,096,603 Shares represented and voted by proxy for a total of 170,096,603 voting shares represented at the Meeting, being 75.82% of the outstanding shares.  Voting results on the resolutions were as follows:

1. The number of directors of the Company was set at seven (7).  Of the Shares voted, 150,776,256 represented votes For (99.86%) and 204,146 shares represented votes Against (0.14%).

2. The following directors were elected, with the following voting results for each nominee:

DIRECTOR	VOTES FOR	% FOR	VOTES WITHHELD	% WITHHELD
Greg McCunn	150,696,539	99.81%	283,863	0.19%
Marcel De Groot	126,015,530	83.46%	24,964,872	16.54%
Gordon J. Fretwell	126,041,376	83.48%	24,939,026	16.52%
Shawn Wallace	126,021,365	83.47%	24,959,037	16.53%
Michael Price	150,719,457	99.83%	260,945	0.17%
Judith Mosely	150,699,653	99.81%	280,749	0.19%
Paul N. Wright	150,604,657	99.75%	375,745	0.25%

3. KPMG LLP, Chartered Accountants, were appointed auditor of the Company for the ensuing year and the directors were authorized to fix the remuneration paid to KPMG LLP.  Of the Shares voted, 169,770,060 represented votes For (99.81%) and 326,543 represented votes Withheld (0.19%).

4. The amendments to the Company's Share Option Plan were approved.  Of the Shares voted, 149,273,283 represented votes For (98.87%) and 1,707,119 represented votes Against (1.13%).

5. The Company's Share Option Plan, as amended, was renewed for three years.  Of the Shares voted, 149,208,588 represented votes For (98.83%) and 1,771,814 represented votes Against (1.17%).

6. The Company's Share Unit Plan, and the reservation for issuance of Shares thereunder, was approved.  Of the Shares voted, 121,437,203 represented votes For (80.43%) and 29,543,199 represented votes Against (19.57%).

7. The amendments to the Company's Articles and Notice of Articles were approved to change the Company's name from Asanko Gold Inc. to Galiano Gold Inc. Of the Shares voted, 150,448,546 represented votes For (99.65%) and 531,856 represented votes Against (0.35%).

8. The amendments to the Company's Notice of Articles were approved to remove preferred shares from the authorized share capital of the Company. Of the Shares voted, 150,584,271 represented votes For (99.74%) and 396,131 represented votes Against (0.26%).

9. The replacement of  the Company's current Articles in their entirety  with new Articles was approved. Of the Shares voted, 149,647,242 represented votes For (99.12%) and 1,333,160 represented votes Against (0.88%).

10. A non-binding advisory resolution was approved, accepting the Company's approach to executive compensation. Of the Shares voted, 149,361,026 represented votes For (98.93%) and 1,619,376 represented votes Against (1.07%).

There were 19,116,201 non-votes recorded (but not voted) on each resolution other than resolution (3). Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.